THE SOMERSET GROUP, INC.
MANAGEMENT S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

The Company earned $3,358,000 in 1995, compared to $2,617,000 in 1994 and $2,219,000 in 1993. Earnings in 1995 represented a 28% increase over 1994 and a 51% increase over 1993. A non-recurring pretax gain of $1,293,000 on sale of assets is included in 1995 earnings. Excluding the non-recurring gain, net income for 1995 amounted to $2,576,000.

The most significant event affecting operating results during 1995 was the sale of assets. The assets sold were primarily used in the Company s construction products and services business segment. At the time of the sale of the assets, the company s operations in the business segment ceased. The sales agreements were effective on April 30, 1995 and June 30, 1995, and the financial results contained in the 1995 Consolidated Statements of Income represent operating activities from these assets from January 1, 1995 to their dates of sale.

Cash received from the sales and the conversion to cash of working capital employed by these operations is planned to be used for acquisitions or new operations in the financial services industry. During the second half of 1995, the Company did not complete an acquisition in financial services and was temporarily investing the cash proceeds in short-term investment securities.

Net income, after allocation of income taxes, during the three years ended December 31, 1995 was provided as follows:
                                        1995      1994      1993
Operating income - construction products and services
                                    $616,000$1,752,000  $716,000
Equity in earnings First Indiana   2,382,000 1,583,000 2,186,000
Gain on sale of assets               782,000    46,000       ---
Investment income                    335,000    43,000    57,000
                                   4,115,000 3,424,000 2,959,000
Interest expense                    (173,000) (268,000) (309,000)
General corporate expenses          (584,000) (539,000) (431,000)
Net income                        $3,358,000$2,617,000$2,219,000

Return on average equity                12.0%     10.4%      9.7%

Net operating income from construction products and services of $616,000 represented a decrease of 65% from the $1,752,000 earned in 1994, and a decrease of 14% from the $716,000 reported in 1993. The decrease resulted from the cessation of operations in this business segment during 1995. The Company operated in this business segment approximately 40% of the year.

Equity in earnings of First Indiana Corporation of $2,382,000 increased 50% compared to the $1,583,000 in 1994, and were 9% above the $2,186,000 equity earnings in 1993.

Investment income added net income of $335,000 during 1995, compared to $43,000 in 1994 and $57,000 in 1993. The availability of cash from the asset sale and the subsequent conversion of construction industry working capital to cash, combined with a strong bond market during the second half of 1995 caused this significant increase.

General corporate expenses increased during 1995, as consulting and legal expenses in connection with expansion in the financial service industry increased.

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Net income excluding the non-recurring gain on sale of assets were
$2,576,000, which was 2% lower than the $2,617,000 earned in 1994, primarily as a result of the change in business strategy to withdraw from the construction industry in order to focus on financial services. Net income from construction products and services operations ceased during the last 60% of the year because of the sale of these assets. The capital employed in these operations was temporarily invested in U. S. Treasury obligations and corporate bonds. On a comparative basis, the income from these investments was less than the prior year earnings from construction products and services, thus causing consolidated income results to be lower. When compared to 1993 results, the 1995 comparable earnings of $2,576,000 were 16% above the $2,219,000 earned in 1993. Earnings from the construction operations for the full year of 1993 were only slightly above the partial year earnings in 1995.

Equity in Earnings of First Indiana Corporation

The Company s equity in earnings of First Indiana Corporation, before income taxes, amounted to $3,938,000 for 1995, compared to $2,616,000 for 1994, and $3,614,000 in 1993. The 1995 amount represented a 51% increase over 1994 earnings and a 9% increase over the 1993 amount.

First Indiana Corporation s earnings for 1995 were the highest ever recorded by the Company. A strong economy in all of the Bank s markets fueled growth. The Bank s renewed focus on real estate finance created efficiencies and encouraged emphasis on carefully targeted sales strategies.

Included in 1995 equity earnings were a first quarter gain from the sale of deposits of a banking center and a gain from the sale of fixed-rate home equity loans during the second quarter. During the fourth quarter, the Bank also realized a gain from the sale of foreclosed commercial real estate and increased its provision for loan losses. These items added $360,000 to Somerset s equity earnings.

First Indiana s net interest income rose to $58.0 million in 1995, compared to $49.2 million in 1994 and $45.9 million in 1993. The increase in 1995 was the result of significant growth in the Bank s home equity, residential construction, and business loan portfolios, that generally have higher yields than the Bank s residential mortgage loan portfolio. Residential mortgage loan originations amounted to $354 million, compared with $343 million in 1994. Originations in home equity lending grew 61 percent to $302 million, compared with $188 million in 1994.

The Bank continued building its franchise in construction lending, with originations of $284 million, compared with $322 million last year. Despite the slight downturn in this area, First Indiana maintained its market share of the custom builder market in metropolitan Indianapolis, with strong performance in the production builder segments as well.

These areas form the cornerstone of the Bank s lending portfolio, and all experienced substantial growth in outstanding balances during 1995. At December 31, 1995, home equity and construction loans outstanding were $485 million and $142 million, compared with $329 million and $117 million one year earlier. Business lending to selected segments within the Indianapolis market added to the Bank s growth, rising to $72 million outstanding at year-end 1995, compared with $42 million one year earlier.

First Indiana s net interest margin is a strong indicator of its ability to generate core earnings. The margin rose to a record
4.12 percent for the year ended December 31, 1995, compared with
3.96 percent in 1994 and 3.64% in 1993.


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First Indiana s average interest-rate spread for the year ended
December 31, 1995 was 3.60 percent, compared with 3.57 percent in 1994 and 3.24 percent in 1993. The interest spread results from the Bank s interest-earning assets repricing faster than the repricing of funding liabilities during 1995.

The contribution of interest-free funds to First Indiana s net interest margin varies depending on the level of capital and use of interest-free liabilities. Average interest-free funds provided an additional 52 basis points to the margin in 1995, compared with 39 and 40 basis points in 1994 and 1993.

As a method to control non-performing assets, First Indiana has managed its loan portfolio to reduce concentration of loan types and to diversify assets geographically. Non-performing assets, which consist of non-accrual, impaired and restructured loans, real estate owned ( REO ), and other repossessed assets, fell seven percent during 1995 to $27.2 million at December 31 from $29.1 million one year earlier.

First Indiana s assets grew in 1995 to $1.52 billion at year end, compared to $1.39 billion at December 31, 1994. The tangible and core capital of the Bank was $12.7 million, or 8.26% of assets, which exceeded regulatory minimums at year-end 1995.

Legislation pending in Congress proposes a one-time assessment on all SAIF-insured deposits of First Indiana. This assessment is intended to recapitalize the Savings Association Insurance Fund to the required level of 1.25 percent of insured deposits. If the assessment occurs, the effect on The Somerset Group, Inc. would be a reduction of equity earnings from First Indiana of approximately $1,170,000.

The Bank s management has identified several strategies for improving earnings in 1996 and beyond. First Indiana s plan calls for continued enhancements to its core real estate lending business, including construction, home equity, and residential mortgage lending. In addition, the Bank is continuing its efforts to enhance efficiencies and streamline processes, particularly in mortgage banking. The Bank further intends to expand its business lending portfolio, specializing in loans to smaller, independently owned companies with a demonstrated history of strong performance. Finally, the Bank is looking toward the development and acquisition of companies that will provide additional sources of non-interest income.

Gain on Sale of Assets

The sale of assets of the construction products and services operations commenced in 1994 and was completed in 1995. The sale price of all assets was $6,959,000, of which $5,522,000 occurred in 1995, and $1,437,000 in 1994. After consideration of the carrying value of the assets and expenses relating to the sales, the Company recorded gains on sale before income taxes of $1,293,000 and $76,000 in 1995 and 1994, respectively. There were no such gains or losses on sale of assets during 1993. The assets sold in 1995 consisted of the Company s three precast concrete manufacturing facilities, assets of its design engineering subsidiary, its trucking subsidiary, and assets off its precast concrete installation and erection operations. The operation sold in 1994 was a manufacturing facility for highway bridge products.

Selling and General and Administrative Expenses

Selling expenses relate solely to the sales of construction products and services. During 1995 they amounted to $210,000, a decrease of $358,000 from the $568,000 incurred in 1994, and a decrease of $278,000 from the $488,000 of 1993. As a percentage of sales, selling expenses were also lower at 1.9% of 1995 sales, compared to 2.4% in 1994, and 3.4% in 1993. Both the lower expense amount and percentage of sales resulted from the sale of the construction products and services operations in the first half of 1995. Selling expenses prior to the sale were held to a minimum during that period. The 1994 increase in expense compared to 1993 was caused by higher sales commission expense on the increase in sales of 1994 compared to 1993.
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General and administrative expenses amounted to $1,390,000 during
1995 and represented a decrease of $537,000 from the $1,927,000 incurred in 1994, and a decrease of $233,000 from the $1,623,000 of 1993. The major portion of the decrease in 1995 expense related to reductions in employee costs relating to operations of the construction products and services operations, and a downsizing of corporate staff, resulting from the temporary downsizing of active operations. The 1994 increase compared to 1993 was caused by an increase in expenses directly related to the increased sales and manufacturing volume of construction products during 1994 compared to 1993 and incentive compensation of management personnel for improved performance of the construction group.

Interest Expense

Interest expense decreased $152,000 in 1995 compared to 1994 and $225,000 compared to 1993, and occurred because of early retirement of $3 million of long-term debt and the repayment and cancellation of short-term lines of credit. Proceeds from the sale of assets and the conversion of working capital to cash of the construction products and services operations provided the cash for retirement of this debt.

Impact of Accounting Standards

In October 1995, the Financial Accounting Standards Board ( FASB ) issued SFAS No. 123, Accounting for Stock-Based Compensation.
SFAS No. 123 allows the recognition of expense based upon the estimated fair value of all stock-based compensation. However, the Statement also allows enterprises the option of retaining the accounting treatment for stock-based compensation set forth in Accounting Principle Board Opinion 25, Accounting for Stock Issued to Employees ( APB 25") does not require expense recognition for the type of stock options issued by The Somerset Group, Inc. The Statement requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current accounting practice under APB 25. The Statement is applied prospectively in fiscal years beginning after December 15, 1995. The Company intends to retain the APB 25 accounting treatment of stock-based compensation. Consequently, adoption of this Statement will not have any effect on the Company s consolidated financial statements.

Other pronouncements of the FASB during 1995 and to the date of this report are not applicable to the Company s consolidated financial statements.


FINANCIAL CONDITION AND LIQUIDITY

Management considers the financial condition and liquidity of the Company to be very good at December 31, 1995. The Company was also in a relatively sound position at the end of 1994. Because of the sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company s balance sheet contains a large percentage of liquid assets and no intangible assets. These liquid assets are being invested temporarily and are intended for use in acquisitions of businesses in the financial services industry.

At December 31, 1995, the Company had a very high ratio of current assets to current liabilities, that stood at 12.4 to one, compared to 3.0 to one at December 31, 1994. In addition, 90% of the current assets consisted of cash, cash equivalents and short-term investments.





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The ratio of long-term debt to shareholders  equity improved to .08 to one at December 31, 1995, compared to .21 to one at the end of 1994. A $3 million portion of long-term debt was retired during 1995. The remaining long-term debt of $2.5 million has been maintained and not retired since a favorable fixed interest rate has allowed for the investment of the funds at returns greater than the interest cost.

Shareholders equity increased to $29.5 million at December 31, 1995 from $26.4 million at the end of 1994. Adjusted for the February 29, 1996 5-for-4 stock split, the per share amounts were $14.45 compared to $12.90.

The Company s investment in First Indiana Corporation is stated at cost, plus the Company s share of undistributed earnings, as required by the FASB s accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At December 31, 1995, the market value of the Company s investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System, was $11.3 million greater than the carrying value in the consolidated financial statements. At December 31, 1994 such market value was $483 thousand less than the carrying value.

Operating activities during 1995 provided $5.3 million of cash, compared to cash used in 1994 of $155 thousand. The primary causes of this change was a $4.7 million decrease in the amount of working capital needed to support operations in 1995 versus a $2.7 million increase in such working capital needs in 1994, and the increase in net income in 1995 compared to 1994. The 1995 decrease in working capital was a result of the discontinuance of the businesses that required significant amounts of working capital.

In 1995 the Company canceled its $3 million line of credit that had been established in prior years to fund significant changes in cash flow that are typical in the construction industry. The line of credit was no longer needed.

Proceeds from the sale of assets amounted to $5.2 million during the year, and when combined with the cash provided from operations, allowed management to retire early $3 million of long-term bank debt, repurchase 25,000 shares of its common stock in the open market, and temporarily invest $7.1 million in short-term investments.

During 1995 the Company paid $327,000 in cash dividends to its shareholders, $.20 per share annually. On February 14, 1996 the Board of Directors declared a 5-for-4 stock split to be effective February 29, 1996. In addition, the regular semi-annual dividend of $.10 per share was declared on the post stock split shares. On an annual basis, this results in a 25% increase in projected cash dividends for 1996, compared to 1995.

The Company is seeking acquisitions in select financial services industries, including fund management, leasing, annuity brokerage, and technology based banking services. The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.









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